SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.   20549






                                   FORM 11-K

                                 ANNUAL REPORT






                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                 For the fiscal year ended September 30, 1997






                      ROCKWELL INTERNATIONAL CORPORATION
                                 SAVINGS PLAN






                      ROCKWELL INTERNATIONAL CORPORATION
                        600 Anton Boulevard, Suite 700
                      Costa Mesa, California  92626-7147

                       ROCKWELL INTERNATIONAL CORPORATION
                                 SAVINGS PLAN

                                     INDEX





                                                   											PAGE NUMBER

FINANCIAL STATEMENTS:

	INDEPENDENT AUDITORS' REPORT                             							 1

	STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
	  SEPTEMBER 30, 1997 AND 1996                                  	 2

	STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
	  FOR BENEFITS, FOR THE YEARS ENDED
	  SEPTEMBER 30, 1997 AND 1996                                   3 - 4

	NOTES TO FINANCIAL STATEMENTS                                   5	- 13

	SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
   SEPTEMBER 30, 1997                                             	14

	SCHEDULE OF SINGLE AND SERIES REPORTABLE TRANSACTIONS,
	  FOR THE YEAR ENDED SEPTEMBER 30, 1997                        15	- 16


SIGNATURES                                                        S-1


EXHIBIT:

	INDEPENDENT AUDITORS' CONSENT                                   S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell International Corporation Savings Plan and to Participants therein:

We have audited, by fund (for September 30, 1996) and in total, the accompanying statements of net assets available for benefits of the Rockwell International Corporation Savings Plan as of September 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, by fund (for September 30, 1996) and in total, the net assets available for benefits of the Plan as of September 30, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes at September 30, 1997, and (2) reportable transactions for the year ended September 30, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



March 20, 1998


ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 1997 AND 1996
($ IN THOUSANDS)

                                                  1997                   1996
ASSETS
   Investments:
     Master Defined Contribution Trust         $3,738,720             $        -
     Diversified fund                                   -                403,224
     Fixed income fund                                  -                163,061
     Guaranteed return fund                             -                293,834
     Stock fund A                                       -              2,104,444
     Stock fund B                                       -                590,001
     Intermediate term bond fund                        -                 11,559
     Loan fund                                     70,974                 77,731

      Total investments                         3,809,694              3,643,854

   Receivables - Income                               120                     70

      Total assets                             $3,809,814             $3,643,924

LIABILITY - Purchases
     Pending settlement                                 -                  9,825

NET ASSETS AVAILABLE FOR BENEFITS              $3,809,814             $3,634,099



See notes to financial statements.




ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 1997 AND 1996
($ IN THOUSANDS)                                                            1996
                                                                            Fixed    Guaranteed
                                       1997        1996     Diversified    Income      Return
                                       Total      Total         Fund        Fund        Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR      $3,634,099   $3,467,533    $356,292    $165,781    $319,560
INCOME:
  Earnings from Investments:
    Net earnings in Master
      Defined Contribution Trust      181,072
    Dividends                          53,401       58,667
    Interest                            6,156       24,062           9           5      16,133
    Net appreciation in fair
      value of investments            528,500      558,488      50,631       8,781       1,867
      Total earnings from
         investments                  769,129      641,217      50,640       8,786      18,000

  Contributions:
    Employer                           39,268       74,457       1,155         267          17
    Participants                       63,798      104,552      39,391      11,216      21,576
      Total contributions             103,066      179,009      40,546      11,483      21,593
      Total income                    872,195      820,226      91,186      20,269      39,593

EXPENSES:
  Payments to participants
   or beneficiaries                   691,846      649,886      56,855      33,501      52,486
  Administrative Expenses               4,794        4,245       1,614         297         234
       Total expenses                 696,640      654,131      58,469      33,798      52,720

NET INCOME (LOSS)                     175,555      166,095      32,717     (13,529)    (13,127)

Net transfers between the funds                                 13,973         958     (12,642)
Transfers to the Plan                     160          471         242          49          44
      Total transfers                     160          471      14,215       1,007     (12,598)

NET INCREASE (DECREASE)               175,715      166,566      46,932     (12,522)    (25,725)

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR            $3,809,814   $3,634,099    $403,224    $153,259    $293,835

See notes to financial statements.                3

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 1997 AND 1996 (CONT'D.)
($ IN THOUSANDS)
                                                       1996
                                               Stock            Stock         Intermediate
                                                Fund             Fund          Term Bond         Loan
                                                  A                B               Fund          Fund
NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR                $2,008,783        $541,561          $ 8,349       $67,207
INCOME:
  Earnings from Investments:
    Net earnings in Master Defined
     Contribution Trust
    Dividends                                    46,047          12,620
    Interest                                        247              70                          7,598
    Net appreciation in fair
      value of investments                      391,811         104,965              433
      Total earnings from
         investments                            438,105         117,655              433         7,598
  Contributions:
    Employer                                     72,470             535               13
    Participants                                                 31,166            1,203
      Total contributions                        72,470          31,701            1,216

      Total income                              510,575         149,356            1,649         7,598
EXPENSES:
  Payments to participants
   or beneficiaries                             407,374          96,754            2,916
  Administrative expenses                         1,621             442               37
      Total expenses                            408,995          97,196            2,953

NET INCOME (LOSS)                               101,580          52,160           (1,304)        7,598

Net transfers between the funds                  (5,850)         (3,867)           4,502         2,926
Transfers to the Plan                                               124               12

      Total transfers                            (5,850)         (3,743)           4,514         2,926

NET INCREASE                                     95,730          48,417            3,210        10,524

NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                      $2,104,513        $589,978          $11,559       $77,731

See notes to financial statements.                       4

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 1997 AND 1996

1.	DESCRIPTION OF THE PLAN

 	The following description of the Rockwell International Corporation Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a. General - The Plan is a defined contribution savings plan established by Rockwell International Corporation (the "Company"). The Company's Employee Benefit Plan Committee, the Plan's Administrative Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. serves as trustee for the Plan. The assets of the Plan are managed by the trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

 In 1997, the Plan's investments were transferred into the Rockwell International Corporation Master Defined Contribution Trust. The following are the descriptions of the seven funds of the Plan in 1996: the Diversified Fund, which invests primarily in equity securities; the Fixed Income Fund, which invests in fixed income securities; the Guaranteed Return Fund, which invests in contracts with insurance companies providing a guarantee of principal
(backed by the general assets of the insurance company) and a specified rate of interest; Stock Funds A and B which invest in or hold the Common Stock and the Class A Common Stock of the Company; the Loan Fund, representing outstanding participant loan balances and the Intermediate Term Bond Fund which invests in U.S. Government securities. On December 6, 1996 Stock Funds C and D, consisting of the common stock of The Boeing Company ("Boeing"), were added to the Plan. The Class A Common Stock was converted to Common Stock effective February 23, 1997.

b. Participation - Participation in the Plan is extended to all salaried employees of the Company after 30 days of employment effective October 1, 1996. The Plan provides that eligible employees electing to become participants can contribute to the Plan, through either payroll deductions or deferrals at a specified percentage (ranging from 1% to 8%) of their base compensation (as defined in the Plan). Participants currently contributing 8% are eligible to make a supplemental deduction or deferral contribution of 1% to 3% of their base compensation, or 1% to 2% of their base compensation if such compensation exceeds a specified amount.

 	Amounts contributed by employees pursuant to payroll deductions are included in the participants' taxable income in the period of the contribution. Amounts contributed by employees pursuant to payroll deferrals are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan.

The Plan provides that the Company, when extending the benefits of the Plan to any employee of a component of the Company or an affiliated company, may place such limitations as it deems appropriate on the amount of compensation deferral contributions or on compensation deduction contributions to comply with certain statutory limitations.

A participant who elects compensation deduction contributions may, upon 15 days' notice, revoke such election and elect instead to make compensation deferral contributions effective on the first payroll payment date following the expiration of the notice period. A participant who has elected compensation deferral contributions may, by giving notice to the Company in February or August of any year, revoke such election and elect instead compensation deduction contributions effective the first payroll payment date in April or October of that year, respectively.

c. Investment Elections - A participant may elect to have contributions made entirely to the Diversified Fund, the Fixed Income Fund, Stock Fund B, the Guaranteed Return Fund or the Intermediate Term Bond Fund or in increments of 5% to any two or more of such funds, with the total of the elected percentages equaling 100%. Participants may change such investment elections once each calendar quarter.

A participant may elect once each calendar quarter to have 5% increments of his/her investment in the Diversified Fund, Fixed Income Fund, Stock Fund B or the Intermediate Term Bond Fund converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined as of the first valuation date following such election. Such election shall have no effect on any other election offered under the Plan.

Participants may annually elect to transfer a percentage of their Stock Fund B account to the Diversified Fund, Fixed Income Fund, or the Intermediate Term Bond Fund. The allowable annual transfer is 10% of the Stock Fund B amount prior to reaching age 55, and 50% of the Stock Fund B account thereafter.

A participant, upon attainment of age 65, or a Rockwell retiree of any age, may irrevocably elect to have (i) all or a portion of the units in Stock Fund A and/or (ii) all or a portion of the units in Stock Fund B converted to units in any fund other than the Guaranteed Return Fund. The value of such units will be determined on the first valuation date following such election. All subsequent Company contributions made to such participant's Company contributions account would be invested in the same funds in which the participant elected to invest contributions.

Participants' contributions to the Guaranteed Return Fund are invested in contracts with Metropolitan Life Insurance Company, New York Life Insurance Company and John Hancock with various guaranteed annual returns to participants for the contract periods. Such contracts guarantee the following annual returns:

                                          Guaranteed         Contract
          Periods of Contributions       Annual Return    Expiration Date

 	April 1, 1993 - March 31, 1994       5.25%          March 31, 1996
 	April 1, 1994 - March 31, 1995       5.00%          March 31, 1997
 	April 1, 1995 - March 31, 1996       8.00%          March 31, 1998
 	April 1, 1996 - March 31, 1997       5.49%          March 31, 1999
 	April 1, 1997 - March 31, 1998       6.70%          March 31, 2000


 	A participant with units in the Guaranteed Return Fund may irrevocably elect, by providing a notice at least 30 days prior to the contract expiration date, to convert his/her interest in such contract allocated to, in 5% increments, the Diversified Fund, Stock Fund B, the Intermediate Term Bond Fund, the Fixed Income Fund and/or the current Guaranteed Return Fund. Such conversion will be based on the value of units in such respective Funds as of the date of such expiration, or the valuation date immediately preceding the transfer of funds, whichever is later.


d. Unit Values - Participants do not own specific securities or other assets in the various Funds, but have an interest therein represented by units valued as of the last business day of each month. However, voting rights are extended to participants in proportion to their interest in the Common Stock and Class A
Common Stock held in Stock Funds A and B, as represented by Common Units and Class A Units. Contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

e. Contributions - The Company's contributions to the Plan equal 75% of the participants' contributions subject to reductions as the result of forfeitures. Company contributions are generally made to Stock Fund A in the form of cash, Common Stock or any combination thereof.

f. Vesting - Amounts contributed by participants are fully vested at all times. Amounts contributed through compensation deduction contributions may be distributed at any time. However, amounts contributed through compensation deferral contributions may be distributed to participants only (i) upon termination of employment, (ii) upon attaining the age of 59-1/2 or (iii) upon demonstration by the participant to the Administrative Committee that there is hardship as defined in the Plan.

Units attributable to Company contributions vest when a participant has completed five years of continuous service, except that all units fully vest upon termination of the Plan or upon a participant's (i) retirement, (ii) death, (iii) layoff, (iv) termination of employment because of inability to meet Company
 	medical standards, (v) termination of employment in order to enter the Armed Forces of the United States or to accept employment with the Government of the United States, (vi) termination of employment in connection with the divestiture of a component of the Company or (vii) reaching age 65 while employed.

g. Benefit Claims Payable - Retiring participants may irrevocably elect at any time during the 30-day period ending on the day immediately prior to the effective date of their retirement to remain in the Plan without any further contributions until January 1 of the calendar year following the effective date of their retirement, at which time they shall be entitled to receive their account balance valued as of the valuation date immediately prior to such January 1. Terminated participants will receive their vested benefits no later than 60 days after the end of the plan year in which such termination occurs. Participants separating from service who have not attained the age of 65 and who have an account balance greater than $3,500 must provide written consent to the Plan Administrator in order to receive their distribution before reaching age 65. At September 30, 1997 and 1996, the amounts of such benefit claims payable to retired and terminated participants were approximately $36.5 and $22 million, respectively.

h. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of a participant's account, as defined by the Plan, represents a potential forfeiture. Such forfeitures reduce subsequent Company contributions to the Plan. However, if upon reemployment, the former participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the participant's account will be restored through Company contributions.

i. Loans to Participants - The Plan provides for loans to participants. The participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his/her vested account balance) from the account balance. The loans can be repaid through payroll deductions over the period of 12 to 60 months or up to 120 months for the purchase of a primary residence, or they can be repaid in full at any time that is at least 12 months following the date of the loan. Interest is charged at a rate equal to the prime rate being charged by 75% of the largest 30 United States banks plus one percent. Payments of principal and interest are credited to the participant's account. Also, participants may have only one outstanding loan at a time.

j. Plan Termination - The Company has the right to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each participant's Company contributions account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Valuation of Investments - Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the fiscal year or, for listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in Class A Common Stock of the Company are stated at fair value based upon the closing sales prices of the Common Stock into which it is convertible. Investments in certificates of deposit, money market funds and corporate debt instruments (commercial paper) are stated at cost which approximates fair value.

 	Valuation of Guaranteed Annuity Contracts - At September 30, 1997 and 1996, the guaranteed annuity contracts with insurance companies are valued at fair value. In September 1994, the American Institute of Certified Public Accountants issued
Statement of Position 94-4 "Reporting of Investment Contracts
Held by Health and Welfare Benefit Plans and Defined Contribution
Plans" ("SOP 94-4"). The SOP requires a defined contribution plan to report investment contracts with fully benefit responsive features at contract value and other investment contracts at fair value. According to the provisions of SOP 94-4, the Guaranteed
Annuity contracts have been determined to be non-fully benefit responsive. As such, the contracts are presented at fair value on the statements of net assets available for benefits at September
30, 1997 and 1996.  The crediting interest rates at September 30,
1997 and 1996 for the contracts ranged from 5% to 8% and 5.25% to 8%, respectively.

 	Valuation of Pooled Investment Funds - The Plan's interest in pooled investment funds represents investments in pooled investment funds in which the Plan and other Rockwell defined contribution plans participate. The Plan's interest in the funds is carried at fair value based on quoted market prices.

b. Expenses - Plan fees and expenses, including fees and expenses connected with the providing of administrative services by external service providers, are paid from Plan assets.

c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

3.	UNIT VALUES

Participation units outstanding at September 30, 1996 and participants' equity per unit at the end of each quarter within the fiscal year then ended are as follows:

                                  Units        Participants' Equity Per Unit
                              Outstanding,   September  June   March December
       Fiscal Year 1996       September 30      30       30     31     31

     Diversified Fund          27,763,480     $14.40  $14.03  $13.47  $12.86
     Fixed Income Fund         22,107,464       6.84    6.75    6.66    6.57

     Guaranteed Return Fund:
       5.00% Contract         116,887,655       1.13    1.12    1.10    1.09
       5.25% Contract                   -          -       -    1.17    1.15
       8.00% Contract          77,216,868       1.12    1.10    1.08    1.06
       5.49% Contract          70,863,845       1.03    1.01       -       -

     Stock Fund A:
       Common Stock           111,441,097      14.90   15.08   15.41   13.81
       Class A Common Stock    29,490,582      14.46   14.72   15.11   13.62

     Stock Fund B:
       Common Stock           189,951,295       2.59    2.62    2.68    2.40
       Class A Common Stock    35,863,762       2.55    2.59    2.66    2.40
     Intermediate Term Bond
       Fund                    10,465,450       1.08    1.06    1.06    1.07

4.	MASTER DEFINED CONTRIBUTION TRUST

	At September 30, 1997, the majority of the Plan's investment assets are held in a Master Defined Contribution Trust account at Wells Fargo, N.A.
Use of the Master Defined Contribution Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Defined Contribution Trust, Wells
Fargo, N.A. maintains supporting records for the purpose of allocating the net gain of the investment accounts to the various participating trusts.

The investment accounts of the Master Defined Contribution Trust are valued at fair value at the end of each day. The net gain of the accounts for each day is allocated by the trustee to each participating trust based on the relationship of the interest of each trust to the total of the interests of all participating trusts.

The Master Defined Contribution Trust investments are valued at fair value. If available, quoted market prices are used to value investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies. The funds held by the Master Defined Contribution Trust are the same as those discussed in footnote 1.

The net assets of the Master Defined Contribution Trust at September 30, 1997 are summarized as follows:
                                                                1997
     Assets:
       Cash and equivalents                               $  148,232,864
       U.S. Government securities                             31,851,948
       Corporate bonds and debentures                         27,784,696
       Corporate stocks                                    3,466,197,079
       Guaranteed investment contracts                       481,114,790
       Accrued income                                          2,291,917
         Total assets and net assets
            available for benefits                        $4,157,473,294

	The net investment gain of the Master Defined Contribution Trust for the year ended September 30, 1997 is summarized as follows:
                                                                1997
     Interest                                             $   32,806,392
     Dividends                                                10,041,267
     Net appreciation:
       U.S. Government securities                                355,501
       Corporate bonds and debentures                            361,370
       Common and preferred stocks                           237,067,777
          Total investment return                         $  280,632,307

The Plan's interest in the total Master Defined Contribution Trust as a percentage of net assets of the Master Defined Contribution Trust was 90% at September 30, 1997.

Prior to the transfer of assets to the Master Defined Contribution Trust in 1997, income of $53.5 million, net appreciation of $528 million, contributions of $56.4 million and distributions of $547.4 million occurred in the various equity funds. In addition, income of $6 million, net appreciation of $.5 million and distributions of $12.7 million occurred in the various insurance contracts prior to the transfer of such assets.

5.	TAX STATUS

The Plan obtained its latest determination letter in 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that, therefore, the Plan continues to qualify under Section 401(a) and the related trust continues to be tax-exempt as of September 30, 1997. Therefore, no provision for income taxes is included in the Plan's financial statements.

6.	PLAN AMENDMENT

Effective September 1, 1996, the Plan was amended to allow an eligible employee's entire account balance from a previous employer's qualified plan to be transferred into the Plan.

Effective October 1, 1996, the Plan was amended to allow eligible employees to participate in and contribute to the Plan on an unmatched basis following one month of employment. Company contributions will begin to be made to participant's accounts following completion of 52 weeks of employment.

Effective December 6, 1996, Stock Funds C and D were added to the Plan. These stock funds consist of the common stock of Boeing received by the Plan as a result of the divestiture by the Company of its former Aerospace and Defense businesses (the "A & D Business") to Boeing on December 6, 1996. As of the transaction date, Stock Funds C and D received .042 shares of Boeing common stock for each share of Rockwell stock held by Stock Funds A and B, respectively. Participants who were employed in the former Rockwell A&D Business continue to retain their account balance with the Plan; however, participant contributions to the Plan by such former employees were suspended as of the transaction date. Such participants continue to retain all rights in their account balances with the Plan, and they are eligible to participate in the Boeing Savings Plan as provided by the terms of the Boeing Savings Plan document.


7.	INVESTMENTS EXCEEDING 5% OF NET ASSETS

The Plan's investments which exceeded 5% of net assets available for benefits as of September 30, 1996 are as follows (dollars in thousands):

	Description of Investment              1996

	Rockwell International
	   Corporation Common Stock        $2,102,220

	Rockwell International
	   Corporation Common Stock
	   Class A                            586,409

	Diversified Fund
	   (Pooled Equity Fund)               403,224

8.	RECONCILIATION OF STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS TO FORM 5500 AS OF SEPTEMBER 30, 1996
  	($ IN THOUSANDS)
                                                        Fixed   Guaranteed    Stock      Stock   Intermediate
                               Total per  Diversified   Income    Return      Fund        Fund    Term Bond     Loan
                               Form 5500      Fund       Fund      Fund         A          B         Fund       Fund
INVESTMENTS:
  Money market funds           $    5,940   $      -   $      -  $     56   $    2,224  $  3,592    $     -   $    68
  Pooled investment funds         651,348    403,224    163,061    73,504            -         -     11,559         -
  Corporate stock - common      2,688,629          -          -         -    2,102,220   586,409          -         -
  Group annuity contracts         220,274          -          -   220,274            -         -          -         -
  Loans to participants            77,663          -          -         -            -         -          -    77,663

     Total investments         $ 3,643,854  $403,224   $163,061  $293,834   $2,104,444  $590,001    $11,559   $77,731

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                                    13

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SEPTEMBER 30, 1997
($ IN THOUSANDS)
Column A          Column B                    Column C                   Column D    Column E
                                      Description of investment
              Identity of issue,      including collateral, rate
              borrower, lessor        of interest, maturity date,                     Current
              or similar party           par or maturity value             Cost        Value

  *           Wells Fargo, N.A.       Master Defined Contribution
                                        Trust                          $1,754,574   $3,738,720


  *           Wells Fargo, N.A.,      Participant Loans; 7% to 11.5%
                                        due 12 to 120 months from
                                        date of loan                       70,903       70,903

  *           Wells Fargo, N.A.       Short-term Income Fund
                                        Retirement Plan                        71           71

                                         Total Investments - Loan Fund     70,974       70,974



                                         Total Investments             $1,825,548   $3,809,694



*Party-in-interest

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF SINGLE REPORTABLE TRANSACTIONS, FOR THE YEAR ENDED
SEPTEMBER 30, 1997
($ IN THOUSANDS)

       Column A                     Column B            Column C    Column D   Column G    Column H       Column I
      Identify of                                       Purchase    Selling      Cost    Current Value    Net Gain
    Party Involved            Description of Asset       Price       Price     of Asset    of Asset       or (Loss)

*   Wells Fargo               John Hancock GAC 8830 -
                              6.7%  3/31/00             $113,456      $  -     $113,456    $113,456        $   -



* Party-in-interest

ROCKWELL INTERNATIONAL CORPORATION SAVINGS PLAN

ITEM 27(d) - SCHEDULE OF SERIES REPORTABLE TRANSACTIONS, FOR THE YEAR ENDED
SEPTEMBER 30, 1997
($ IN THOUSANDS)
       Column A                     Column B            Column C    Column D   Column G    Column H       Column I

      Identify of                                       Purchase    Selling      Cost    Current Value    Net Gain
    Party Involved            Description of Asset       Price       Price     of Asset    of Asset       or (Loss)
*   Wells Fargo               John Hancock GAC 8830 -
                              6.7%  3/31/00             $      -     $8,291    $  8,291      $  8,291       $    -

*   Wells Fargo               John Hancock GAC 8830 -
                              6.7%  3/31/00              120,402          -     120,402       120,402            -



* Party-in-interest





















                                           16

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-17031 of Rockwell International Corporation on Form S-8, and the Prospectus dated November 27, 1996 with respect to the Securities covered thereby, of our report dated March 20, 1998, appearing in this Annual Report on Form 11-K of the Rockwell International Corporation Savings Plan for the year ended September 30, 1997.




Deloitte & Touche LLP
Pittsburgh, Pennsylvania
March 20, 1998

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned, hereunto duly authorized.



                                             ROCKWELL INTERNATIONAL CORPORATION
                                                        SAVINGS PLAN


                                               By    Alfred J. Spigarelli
                                                     Alfred J. Spigarelli
                                                      Plan Administrator



Date:  March 20, 1998
































S-1







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